September 23, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Ryan Houseal, Staff Attorney
Katherine Wray, Staff Attorney

Re:	Digimarc Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 001-34108

Dear Mr. Krikorian:

Digimarc Corporation (the “Company”) is providing the following response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 9, 2010 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 filed on February 24, 2010 and amended on August 6, 2010. For your convenience, we have set forth the sole numbered paragraph of the Comment Letter above our response.

Mr. Stephen Krikorian

September 23, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1: Business

Overview, page 1

1.	We note your response to prior comment 2 and the related disclosure with respect to revenues by geographic area provided in your Form 10-K/A filed on August 6, 2010, and your Form 10-Q filed on July 30, 2010. We do not object to the disclosure provided in these filings based on certain assertions contained in your response, including that the company is unable to determine the individual countries from which revenues are derived under its agreement with the Bank for International Settlements, and that you therefore attribute revenues based on the location to which fees under this agreement are billed. However, please note in connection with the preparation of future filings that we are unable to concur at this time with the company’s general assertion that it would not be required to disclose the specific countries from which revenues are derived under the agreement, even if known and material, because doing so would require the company “to disclose certain information for which confidential treatment [under Exchange Act Rule 24b-2] has been sought and granted.” Except in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement, or information that is material to investors, is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA, and such information is generally required to be disclosed in the applicable filing, even if confidential. See Section II.B.2 of Staff Legal Bulletin No. 1A. Please confirm your understanding in this regard.

Response: The Company confirms its understanding that, as set forth in Section II.B.2 of Staff Legal Bulletin No. 1A, except in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under the Freedom of Information Act, and such information is generally required to be disclosed in the applicable filing, even if confidential.

* * * *

Mr. Stephen Krikorian

September 23, 2010

If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4618.

Very truly yours,

/s/ Robert Chamness
Robert Chamness
Chief Legal Officer and Secretary

cc:	Bruce Davis
Michael McConnell
John R. Thomas (Perkins Coie LLP)
Roy W. Tucker (Perkins Coie LLP)